

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 14, 2007

Ms. Nomfundo Vuyiswa Lila Qangule
Chief Financial Officer
Harmony Gold Mining Company Limited
Suite No. 1
Private Bag X1
Melrose Arch, 2076 South Africa

> **Re: Harmony Gold Mining Company Limited**
> **Form 20-F for Fiscal Year Ended June 30, 2006**
> **Filed October 31, 2006**
> **Response Letter Dated May 18, 2007**
> **File No. 001-31545**

Dear Ms. Qangule:

We have reviewed your response letter and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended June 30, 2006

2 Accounting Policies, page F-7

(m) Property, Plant and Equipment, page F-11

(i) Mining assets

1.   Please tell us and disclose your accounting policy for stripping costs when multiple pits exist within a mining complex that share common infrastructure and processing equipment and a common ore body. Specifically, address your

accounting for stripping costs associated with the initial overburden removal of newly created pits that are within close proximity or adjacent to producing pits.

2.   We note from your disclosure on page F-17 that you adopted EITF 04-6 on July 1, 2005. Please tell us and disclose how you define a "mine" for the purposes of determining the commencement of the production stage and also for the purpose of accounting for stripping costs.

3.   Please tell us and disclose your accounting policy for costs incurred associated with upgrading or converting measured, indicated and inferred resources to probable reserves including drilling and analysis costs at locations that are either in the production or development stage.

4.   In addition, please clarify your accounting for drilling and study costs incurred beyond the boundaries of your inferred resources at properties that are either in the production or development stage.

38 Geographical and Segment Information, page F-56

5.   We note from your response to prior comment number eight that you have "reconciled the segment data (segment revenue, production costs, total assets and total liabilities) to [your] consolidated financial statements, with an aggregate reconciling adjustment." We further note your proposal to provide quantitative disclosure of the reconciling adjustments, on a disaggregated basis, in future filings. Please tell us how your current and/or future segment disclosure complies with paragraph 32(b) of FAS 131, which also requires a reconciliation of the total of the reportable segments' measures of profit or loss to the consolidated income before income taxes, extraordinary items, discontinued operations, and the cumulative effect of changes in accounting principles.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Jennifer Goeken at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief